

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2006

By Facsimile and U.S. Mail

Mr. Hussein Charanek
Chief Executive Officer
Source Petroleum Inc.
Suite 620, 304 - 8th Avenue, S.W.
Calgary, Alberta T2P 1C1 Canada

   Re: **Source Petroleum Inc.**
       Form 10-QSB/A for the Quarterly Period Ended September 30, 2006
       Filed December 13, 2006
       Form 8-K Filed on October 24, 2006
       File No. 000-51241

Dear Mr. Charanek:

   We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB/A for the Quarterly Period Ended September 30, 2006

Note 2. Significant Accounting Policies, page 10

(j) Loss Per Share, page 12

1.   Please disclose those securities that could potentially dilute basic EPS in the
        future that were not included in the computation of diluted EPS because to do so
        would have been antidilutive for the periods presented. Refer to paragraph 40(c)
        of SFAS 128.

Note 6. Common Stock, page 14

2.   Please tell us how you accounted for the warrants issued in tandem with the
        private placement of your common shares. In addition, tell us how you have
        applied the guidance in EITF Issue 00-19 in evaluating whether the warrants are
        derivatives that you should account for at fair value under SFAS 133.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 15

Results of Operations, page 19

3.   We note that you have incurred significant costs for the three and nine months
        ended September 30, 2006 relative to prior periods.   Please revise your disclosure
        to include the causes for the material changes in such costs.   Refer to Item 303 of
        Regulation SB.

4.   Please tell us and disclose the nature of the $2,103,022 oil and gas expenditures
        and the $593,000 finders fee recorded in the three months ended September 30,
        2006. In doing so, please tell us the name of counterparty who provided the
        related services, and whether they were a related party.

8-K Filed on October 24, 2006

General

5.   We note your disclosure that on September 6, 2006, you completed the
        acquisition of all the common stock of Source Projects Inc pursuant to a share
        exchange agreement. If you were a shell company immediately before the change
        in control, please revise your filing to include the information that would be
        required if you were filing a general form of registration of securities on Form
        10SB including the requisite audited financial statements. Refer to Item 5.01 (a)
        (8) of Form 8-K. Otherwise, please tell us in detail why you do not believe that

you were a shell company, as defined in Rule 12b-2 of the Exchange Act, prior to the change in control.

6.   Please file financial statements of your business acquired for the periods specified in Item 3-10(c) of Regulation S-B. Refer to Item 9.01 of Form 8-K.

Pro Forma Combined Balance Sheet

7.   We note that you have recorded approximately $44 million of petroleum and natural gas properties. Please clarify whether or not these properties are producing and/or contain any proved oil and gas reserves. To the extent applicable, please provide the disclosures as required by SFAS 69.

Note 2. Pro Forma Adjustments and assumptions-Source Projects Purchase

8.   Please tell us your basis in GAAP for reducing the price of your common stock by 35% with respect to your valuation of the consideration given to acquire Source Projects. In addition, please tell us whether you had an independent appraisal to aid you in determining the fair value of this acquisition.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief